SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Notice, dated October 7, 2009, relating to Note Payment by Telecom Argentina S.A.

NOTICE

relating to the payment of principal by

Telecom Argentina S.A.

pursuant to the Indenture dated as of August 31, 2005 as amended by the First Supplemental Indenture dated as of

March 27, 2006 between Telecom Argentina S.A. and The Bank of New York, as Trustee, Registrar, Paying Agent

and Transfer Agent,

affecting:

Series A Registered Dollar Notes Due 2014 (ISIN No. US879273AK60, CUSIP No. 879273 AK 6, Common Code

No. 021848140)

Series A Registered Euro Notes Due 2014 (ISIN No. XS0218482122, Common Code No. 021848212)

Series A Regulation S Dollar Notes Due 2014 (ISIN No. XS0218481744, Common Code No. 021848174)

Series A Regulation S Euro Notes Due 2014 (ISIN No. XS0218482395, Common Code No. 021848239)

Unlisted Series A Notes Due 2014 (collectively, the “Series A Notes”)

Subject to any change in Argentine Central Bank regulations, Telecom Argentina S.A. hereby announces its intention to make a Note Payment (as defined in the Notes) on October 15, 2009 or as soon as practicable thereafter. This Note Payment will result in the payment of the remaining 51.25% of the principal amortization scheduled to be paid on April 15, 2012 and the payment in whole of the principal amortization scheduled to be paid on October 15, 2012, April 15, 2013, October 15, 2013, April 15, 2014 and October 15, 2014. The payment of the remaining principal amortization scheduled for April 15, 2012 and the whole principal amortization scheduled to be paid October 15, 2012, April 15, 2013, and October 15, 2013 will be paid entirely with Excess Cash as of June 30, 2009. The payment of the principal amortization scheduled for April 15, 2014 will be partially paid with Excess Cash as of June 30, 2009 and partially paid as a voluntary prepayment. The payment of the principal amortization scheduled for October 15, 2014 will be paid entirely as a voluntary prepayment. After such payments, all Series A Notes will be completely cancelled.

Payment shall be made to the holders of the Notes held in global form through the settlement systems of DTC, Euroclear or Clearstream, as applicable. If you are an Argentine resident and you have questions regarding your payments, please contact Banco Santander Rio S.A. domiciled at Bartolomé Mitre 480, Ciudad de Buenos Aires (Attn: Mr. Marcelo Silva or Mr. Eduardo Vallejos, Tel: 54-11-4341-1000), which has been appointed as paying agent in Argentina. Payments to holders of Notes in certificated form will be made by wire transfer to the accounts of the respective holders.

Buenos Aires, October 7, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 7, 2009	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors